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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
International Aluminum Corporation

(Name of Issuer)
Common Stock, $1.00 par value per share

(Title of Class of Securities)
458884103
(CUSIP Number of Class of Securities)
August 12, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Kenneth D. Peterson, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
2,400

		6.	SHARED VOTING POWER
183,000

		7.	SOLE DISPOSITIVE POWER
2,400

		8.	SHARED DISPOSITIVE POWER
183,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
185,400

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

13G	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Columbia Ventures Corporation 91-1427151

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
WA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
183,000

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
183,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
183,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 458884103	13G	Page 4 of 6

Item 1(a). Name of Issuer.

        This Schedule 13G relates to International Aluminum Corporation, a California corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices.

        The Company's principal executive offices are located at 767 Monterey Pass Road, Monterey Park, CA 91754.

Item 2(a). Name of Person Filing.

        This Schedule 13G relates to Kenneth D. Peterson, Jr. and Columbia Ventures Corporation (collectively, the "Reporting Persons").

Item 2(b). Address of Principal Business Office, or if None, Residence.

        The business address of the Reporting Persons is 16703 SE McGillivray Blvd., Suite 210, Vancouver, WA 98683.

Item 2(c). Citizenship.

        Columbia Ventures Corporation is a corporation duly organized under the laws of the state of Washington. Kenneth D. Peterson, Jr. is a United States citizen.

Item 2(d). Title of Class of Securities.

        This Schedule 13G relates to the Company's common stock, $1.00 par value per share (the "Common Stock").

Item 2(e). CUSIP Number.

        The CUSIP Number for the Company's Common Stock is 458884103.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An Investment Adviser under Section 203 of the Investment Advisors Act of 1940;
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company, in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☒	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

13G	Page 5 of 6

Item 4. Ownership.

        The following describes the ownership of Common Stock by Kenneth D. Peterson, Jr. as of August 12, 2003.

(a)	Amount beneficially owned:		185,400	*
(b)	Percent of class:		4.4%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	2,400
	(ii)	Shared power to vote or to direct the vote:	183,000
	(iii)	Sole power to dispose or to direct the disposition of:	2,400
	(iv)	Shared power to dispose or to direct the disposition of:	183,000

*Includes 183,000 shares beneficially owned by Columbia Ventures Corporation, of which Mr. Peterson is chief executive officer, sole director and sole shareholder.

        The following describes the ownership of Common Stock by Columbia Ventures Corporation as of August 12, 2003.

(a)	Amount beneficially owned:		183,000
(b)	Percent of class:		4.3%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	183,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	183,000

Item 5. Ownership of Five Per Cent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box.	☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of The Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        The Reporting Persons are the sole members of the Group.

Item 9. Notice of Dissolution of Group.

        Not Applicable

13G	Page 6 of 6

Item 10. Certification

        By signing below, I certify that, to the best of my knowledge, the securities referred to above are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        The undersigned hereby agree that this Schedule is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

        Dated: August 12, 2003.

/s/ KENNETH D. PETERSON, JR. Kenneth D. Peterson, Jr.
Columbia Ventures Corporation
By:	/s/ KENNETH D. PETERSON, JR. Kenneth D. Peterson, Jr. Chief Executive Officer

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